                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT
                          Pursuant to Section 15(d) of
                      The Securities Exchange Act of 1934

                 For the years ended December 31, 1999 and 1998
                        Commission File Number 000-24565

                                FRONTIER GROUP
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                              (Full name of plan)

                              GLOBAL CROSSING LTD.
                         (Name of issuer of securities
                           held pursuant to the plan)

                                  WESSEX HOUSE
                                 45 REID STREET
                               HAMILTON HM12, BERMUDA
                    (Address of principal executive offices)

                              REQUIRED INFORMATION


Report of Independent Accountant - Arthur Andersen LLP
Report of Independent Accountant - PricewaterhouseCoopers LLP
Index to Financial Statements and Schedules
Statements of Net Assets Available for Benefits
  as of December 31, 1999 and 1998                               Page 1
Statement of Changes in Net Assets Available for
 Benefits, for the Year Ended December 31, 1999                  Page 2
Notes to Financial Statements                                    Pages 3-7
Schedule of Assets Held for Investment                           Schedule I
 Purposes as of December 31, 1999

The following exhibits are filed as part of this Report.

Consent of Independent Accountants - Arthur Andersen LLP
Consent of Independent Accountants - PricewaterhouseCoopers LLP

FRONTIER GROUP
EMPLOYEES' RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the
Frontier Group Employees' Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Frontier Group Employees' Retirement Savings Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits, for the year then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in its net assets available for benefits, for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ Arthur Andersen LLP


Rochester, New York
June 1, 2000

                       Report of Independent Accountants


To the Participants and Administrator of the Frontier Group Employees' Retirement Savings Plan


In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Frontier Group Employees' Retirement Savings Plan at December 31, 1998, in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


February 26, 1999

FRONTIER GROUP
EMPLOYEES' RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

                                                                                   PAGE
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 AND 1998       1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED
DECEMBER 31, 1999                                                                   2

NOTES TO FINANCIAL STATEMENTS                                                       3

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999             8

 FRONTIER GROUP
 EMPLOYEES' RETIREMENT SAVINGS PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
 AS OF DECEMBER 31, 1999 AND 1998


                                                                              1999                 1998
                                                                       ------------------   ------------------
 Investments, at fair value:
     Registered investment companies-
       Putnam Income Fund                                                  $  10,360,302        $  12,899,159
       Putnam Global Growth Fund                                              36,514,170           23,481,464
       Putnam Voyager Fund                                                    76,505,629           52,783,761
       Putnam Fund for Growth and Income                                       5,565,976            3,106,035
       Putnam Asset Allocation Fund Balanced Portfolio                         1,736,067            1,179,075
     Common trust-
       Putnam S&P 500 Index Fund                                              45,017,349           37,889,923
     Stable Value Fund                                                        44,038,661           39,410,558
     Frontier Corporation common stock                                                 -           79,185,985
     Global Crossing Ltd. common stock                                       250,232,062                    -
     Participant loans                                                         8,333,902            7,314,405
                                                                       ------------------   ------------------
         Total investments                                                   478,304,118          257,250,365
                                                                       ------------------   ------------------

 Receivables:
     Participants' contributions                                                 921,746              844,359
     Employer's contributions                                                    337,689            1,441,579
                                                                       ------------------   ------------------
         Total receivables                                                     1,259,435            2,285,938
                                                                       ------------------   ------------------

         Net assets available for benefits                                 $ 479,563,553        $ 259,536,303
                                                                       ==================   ==================


The accompanying notes to financial statements are an integral part of these statements.

 FRONTIER GROUP
 EMPLOYEES' RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED DECEMBER 31, 1999


 Additions:
     Additions to net assets attributed to-
       Investment income:
         Interest and dividends                                                    $ 14,476,926
         Realized gain, net                                                          33,129,802
         Net appreciation in fair value
           of investments                                                           174,116,182
         Participant loan interest income                                               541,301
       Contributions:
         Participants' contributions                                                 22,955,100
         Employer's contributions                                                     8,247,723
                                                                                   ------------
             Total additions                                                        253,467,034
                                                                                   ------------

 Deductions:
     Deductions from net assets attributed to-
       Benefits paid to participants                                                 32,289,862
       Excess contributions (1998 plan year)                                              7,493
       Loan fees                                                                         32,387
       Other expense                                                                     11,354
                                                                                   ------------
             Total deductions                                                        32,341,096
                                                                                   ------------

 Net increase prior to fund transfers                                               221,125,938
 Transfers from other Frontier sponsored plans                                        1,204,230
 Transfers to non-Frontier sponsored plans                                           (2,302,918)
                                                                                   ------------
             Net increase                                                           220,027,250

 Net assets available for benefits, beginning of year                               259,536,303
                                                                                   ------------

 Net assets available for benefits, end of year                                    $479,563,553
                                                                                   ============


The accompanying notes to financial statements are an integral part of this statement.

FRONTIER GROUP
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999


1.   DESCRIPTION OF THE PLAN
     -----------------------

General
-------

The following brief description of the Frontier Group Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is a defined contribution plan established by the Board of Directors of Frontier Corporation (the "Company") effective March 1, 1994. The Plan was amended and restated effective January 1, 1999. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Participation
-------------

All nonbargaining employees, except for temporary, summer, and leased employees are eligible to participate in the Plan upon the first of the month after 30 days of employment.

The Plan allows the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate in to a substantially similar 401(k) plan sponsored by Frontier Corporation or any corporation/business entity in which Frontier Corporation has a 50 percent or more ownership or profits interest. These transfers are included in the statement of changes in net assets available for benefits, as transfers to other Frontier sponsored plans.

Administration
--------------

The Plan is administered by the Company's Employee Benefit Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust Company.

Funding Policy
--------------

The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may direct contributions into the following investment options.

 .  Putnam Income Fund - Funds are primarily invested in corporate bonds and U.S.
   ------------------
   government and agency obligations.

 .  Putnam Global Growth Fund - Funds are primarily invested in foreign and
   -------------------------
   domestic common stocks.

 .  Putnam Voyager Fund - Funds are invested in emerging growth companies and
   -------------------
   opportunity stocks.

 .  Putnam Fund for Growth & Income - Funds are primarily invested in common
   -------------------------------
   stocks.

 .  Putnam Asset Allocation Fund Balanced Portfolio - Funds are invested in
   -----------------------------------------------
   stocks, bonds, and money market instruments.

 .  Putnam S&P 500 Index Fund - Funds are primarily invested in stocks listed in
   -------------------------
   the S&P 500 Index.

 .  Stable Value Fund - Funds are invested in a diversified portfolio of high-
   -----------------
   quality stable value investments offering price stability and liquidity.

FRONTIER GROUP
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999


 .  Frontier Corporation Common Stock Fund - Funds invested in common stock of
   --------------------------------------
   Frontier Corporation. All investments in this fund were transferred to the Global Crossing Common Stock Fund upon acquisition of Frontier Corporation by Global Crossing, Ltd. Each share of Frontier Corporation common stock was exchanged for 2.05 shares of Global Crossing Ltd. common stock pursuant to the acquisition of Frontier Corporation by Global Crossing Ltd. effective September 28, 1999.

 .  Global Crossing Common Stock Fund - Funds are invested in common stock of
   ---------------------------------
   Global Crossing, Ltd., parent company of Frontier Corporation.

The shares of stock in the Global Crossing Common Stock Fund are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore the plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16 percent, subject to maximum contributions imposed by the Internal Revenue Code under Section 401(k).

Individual accounts which record the participant's contributions, the earnings on all contributions, and the amount of the participant's interest in each fund, are maintained for each participant. The participant's contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer contributions consist of three components:

 .  Company Fixed Contributions - Each payroll period, the Company contributes
   ---------------------------
   0.5 percent of the payroll period compensation for each of its employees who is a participant in the Plan.

 .  Company Matching Contributions - Each payroll period, the Company contributes
   ------------------------------
   an amount equal to 100 percent of participant contributions, up to the first
   3 percent of compensation.

 .  Company Profit Sharing Contributions - Each plan year, the Company may elect
   ------------------------------------
   to make a profit sharing contribution to participant accounts based on the Company's performance.

There were no profit sharing contributions for 1999.

All employer contributions will be invested initially in the Global Crossing Common Stock Fund. All employer contributions invested in this fund must remain for five years, while an active participant, after which time the participant may elect to transfer the amounts to any of the other funds or retain the amounts in this fund. If the participant terminates service with the Company, he or she may elect to transfer the amounts in the Global Crossing Common Stock Fund to any other funds or retain the amounts in this fund.

Vesting
-------

Participants are immediately 100 percent vested in their individual accounts and all employer matching contributions and earnings thereon.

FRONTIER GROUP
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999


Payment of Benefits
-------------------

Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2 , but who has not yet terminated employment, may withdraw all or a portion of his or her accumulated account balance in accordance with the terms of the Plan.

If upon termination of service, a participant does not attain normal retirement age and the participant's vested account balance is greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000, the balance will be distributed to the participant as soon as administratively feasible.

Individual Participant Loans
----------------------------

Loans are available to participants in the Plan on a nondiscriminatory basis. Participant loans cannot exceed the lesser of 50 percent of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current Plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

Basis of Accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Contributions and Benefits Paid
-------------------------------

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

Participants may receive distributions in cash or in common stock of Global Crossing Ltd. for amounts invested in the Global Crossing Common Stock Fund. Purchases and sales of securities are recorded on the trade date.

FRONTIER GROUP
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999

Investments and Investment Income
---------------------------------

Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in the Stable Value Fund are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair value at December 31, 1999 and 1998. Participant loans are valued at cost, which approximates fair value.

Interest and dividend income is recorded as earned on an accrual basis.

Administrative Expenses
-----------------------

Significant expenses associated with the Plan are paid by the Company.

3.  PARTY-IN-INTEREST TRANSACTIONS
    ------------------------------

The Plan's holdings of Frontier Corporation common stock, Global Crossing Ltd. common stock, the Putnam Investment, Inc. common trust, and the five Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

As of December 31, 1999, the Plan held 5,004,641 shares of Global Crossing Ltd. common stock at a fair market value of $250,232,062. As of December 31, 1998, the Plan held 2,328,998 shares of Frontier Corporation common stock at a fair market value of $79,185,985. On September 28, 1999, all shares of Frontier Corporation common stock was acquired by Global Crossing Ltd. and exchanged for Global Crossing Ltd. common stock at a ratio of 2.05 shares of Global Crossing common stock for each share of Frontier Corporation common stock. During the plan year ended December 31, 1999, the fair market value of Company stock contributions into the Frontier Corporation Stock Fund and Global Crossing Stock Fund totaled $8,247,723. During the plan year ended December 31, 1999, the fair market value of Frontier Corporation and Global Crossing Ltd. common stock distributed to participants was $6,208,813.

4.  FEDERAL INCOME TAX STATUS
    -------------------------

The Plan obtained its latest determination letter on February 14, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

5.  BENEFITS PAYABLE
    ----------------

In accordance with generally accepted accounting principles, obligations to terminated employees for claims approved but not yet paid are not shown as a plan liability (nor as a reduction of net assets available for benefits) and totaled $674,590 at December 31, 1999.

FRONTIER GROUP
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999

6.   INVESTMENTS
     -----------

The fair market value of the individual investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 1999 and 1998 is as follows:

                                                                 1999               1998
               Putnam Global Growth Fund                     $ 36,514,170        $23,481,464
               Putnam Voyager Fund                             76,505,629         52,783,761
               Putnam S&P 500 Index Fund                       45,017,349         37,889,923
               Putnam Stable Value Fund                        44,038,661         39,410,558
               Frontier Corporation common stock                      N/A         79,185,985
               Global Crossing Ltd. common stock              250,232,062                N/A

7.   SUBSEQUENT EVENT
     ----------------

Effective January 1, 2000, the Plan is amended to provide that participants may withdraw rollover contributions in addition to pretax contributions for certain hardship related situations as defined by the Plan.

Effective March 6, 2000, the certificate of incorporation of Frontier Corporation, the Plan's sponsor, was amended changing the name of the corporation to Global Crossing North America, Inc.

 FRONTIER GROUP                                                       SCHEDULE I
 EMPLOYEES' RETIREMENT SAVINGS PLAN

 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                 EIN: 16-0613330
 DECEMBER 31, 1999                                                       PN: 021


                                                                                             Current
                                                                           Number             Value
                                                                             of            December 31,
                                                                           Shares              1999
                                                                      ----------------  ------------------
 Interests in registered investment companies:
 *   Putnam Income Fund                                                     1,628,978        $ 10,360,302
 *   Putnam Global Growth Fund                                              1,964,183          36,514,170
 *   Putnam Voyager Fund                                                    2,471,112          76,505,629
 *   Putnam Fund for Growth and Income                                        296,852           5,565,976
 *   Putnam Asset Allocation Fund Balanced Portfolio                          133,956           1,736,067
                                                                                        ------------------
       Total interests in registered investment companies                                     130,682,144

 Common trust:
 *   Putnam S&P 500 Index Fund                                              1,288,419          45,017,349

 Common stock:
 *   Global Crossing                                                        5,004,641         250,232,062

 Participant loans:
     Participant loan accounts (rate 6.0% - 9.0%)
       (maturities range from 2000 to 2024)                                 8,333,902           8,333,902

 Insurance company pooled separate account:
     Stable Value Fund                                                     44,038,661          44,038,661
                                                                                        ------------------

       Total investments                                                                     $478,304,118
                                                                                        ==================

 *  Denotes party-in-interest


The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   Frontier Corporation
                                   Employees' Retirement Savings Plan



Date: June 27, 2000                /s/ Kenneth P. Schirmuhly
                                   -------------------------------
                                   Kenneth P. Schirmuhly,
                                   Vice President, Human